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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
             SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
            SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        Commission File Number   1-1196
                                                               --------------

                        Atlantic Richfield Company (ARCO)
-----------------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)

                  333 South Hope Street, Los Angeles, CA 90071
                             Telephone 213-486-2808
-----------------------------------------------------------------------------
            (Address, including zip code, and telephone number,
     including area code, of registrant's principal executive offices)

                                 (SEE ATTACHMENT)
-----------------------------------------------------------------------------
          (Title of each class of securities covered by this Form)

$2.80 Cumulative Convertible Preference Stock ($1 par value)
$3.00 Cumulative Convertible Preference Stock ($1 par value)
-----------------------------------------------------------------------------
   (Title of other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    /_/        Rule 12h-3(b)(1)(i)   /X/
     Rule 12g-4(a)(1)(ii)   /_/        Rule 12h-3(b)(1)(ii)  /_/
     Rule 12g-4(a)(2)(i)    /_/        Rule 12h-3(b)(2)(i)   /_/
     Rule 12g-4(a)(2)(ii)   /_/        Rule 12h-3(b)(2)(ii)  /_/
                                       Rule 15d-6            /_/

Approximate number of holders of record as of certification or notice date:
(SEE ATTACHMENT)
--------------------------------------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934, (NAME OF REGISTRANT AS SPECIFIED IN CHARTER) has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.


Dated: August 1, 2000               By:   /s/ Diane A. Ward
      --------------------------       --------------------------------------
                                          Diane A. Ward, Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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
                                   ATTACHMENT
                                                                                                  Approximate number of
                                                                                                    holders of record
                                                                                                 as of the certification
Title of each class of securities covered by this Form                                              or notice date:
------------------------------------------------------------------------------                   -----------------------

$245,000,000 Atlantic Richfield 8 1/4% Debentures due 2-1-22 (048825BA0)                                  90
$500,000,000 Atlantic Richfield 5.9% Debentures due 4-15-09 (048825BJ1)                                   71
$500,000,000 Atlantic Richfield 5.55% Debentures due 4-15-03 (048825BH5)                                  86
$177,550,000 Atlantic Richfield 8 1/2% Debentures due 4-1-12 (048825BC6)                                  98
$159,000,000 Atlantic Richfield 8 3/4% Debentures due 3-1-32 (048825BB8)                                  38
$97,400,000 Atlantic Richfield 9% Debentures due 5-1-31 (048825AY9)                                       24
$209,120,000 Atlantic Richfield 9% Debentures due 4-1-21 (048825AW3)                                      57
$409,050,000 Atlantic Richfield 10 7/8% Debentures due 7-15-05 (048825AN3)                                83
$179,190,000 Atlantic Richfield 9 7/8% Debentures due 3-1-16 (048825AU7)                                  68
$154,690,000 Atlantic Richfield 9 1/8% Debentures due 8-1-31 (048825AZ6)                                  31
$251,490,000 Atlantic Richfield 9 1/8% Debentures due 3-1-11 (048825AV5)                                  94
$6,900,000 Atlantic Richfield 8.32% Medium Term Note Series A (MTNA) due 8-28-00 (04882PBD0)               6
$2,000,000 Atlantic Richfield 8.38% Medium Term Note Series A (MTNA) due 8-29-01 (04882PBF5)               1
$1,000,000 Atlantic Richfield 8.4% Medium Term Note Series A (MTNA) due 8-23-01 (04882PBC2)                1
$1,000,000 Atlantic Richfield 8.42% Medium Term Note Series A (MTNA) due 8-23-01 (04882PBB4)               8
$1,000,000 Atlantic Richfield 8.44% Medium Term Note Series A (MTNA) due 8-27-01 (04882PBE8)               1
$1,300,000 Atlantic Richfield 8.48% Medium Term Note Series A (MTNA) due 8-22-01 (04882PBA6)               3
$15,000,000 Atlantic Richfield 8.73% Medium Term Note Series A (MTNA) due 6-11-01 (04882PAN9)              4
$10,000,000 Atlantic Richfield 8.71% Medium Term Note Series A (MTNA) due 6-1-01 (04882PAL3)              10
$1,000,000 Atlantic Richfield 8.55% Medium Term Note Series A (MTNA) due 8-20-01 (04882PAZ2)               1
$3,000,000 Atlantic Richfield 8.54% Medium Term Note Series A (MTNA) due 8-15-01 (04882PAY5)               2
$1,000,000 Atlantic Richfield 8 1/2% Medium Term Note Series A (MTNA) due 9-3-01 (04882PBG3)               1
$5,000,000 Atlantic Richfield 8.95% Medium Term Note Series A (MTNA) due 6-20-01 (04882PAQ2)               1
$1,000,000 Atlantic Richfield 8.9% Medium Term Note Series A (MTNA) due 5-15-02 (04882PAT6)                1
$10,000,000 Atlantic Richfield 8.8% Medium Term Note Series A (MTNA) due 8-1-01 (04882PAU3)                5
$5,000,000 Atlantic Richfield 8.76% Medium Term Note Series A (MTNA) due 5-21-01 (04882PAF6)               1
$10,000,000 Atlantic Richfield 9.1% Medium Term Note Series A (MTNA) due 8-1-11 (04882PAW9)                1
$10,000,000 Atlantic Richfield 11% Medium Term Note Series A (MTNA) due 8-1-11 (04882PAV1)                 1
$4,700,000 Atlantic Richfield 8.37% Medium Term Note Series B (MTNB) due 2-14-12 (04882PBV0)              12
$1,000,000 Atlantic Richfield 8.18% Medium Term Note Series B (MTNB) due 4-1-02 (04882PCN7)                1
$600,000 Atlantic Richfield 8.12% Medium Term Note Series B (MTNB) due 4-1-02 (04882PCQ0)                  1
$3,000,000 Atlantic Richfield 8.04% Medium Term Note Series B (MTNB) due 2-24-04 (04882PCD9)               1
$10,000,000 Atlantic Richfield 7.87% Medium Term Note Series B (MTNB) due 2-13-07 (04882PBU2)              1
$20,000,000 Atlantic Richfield 7.77% Medium Term Note Series B (MTNB) due 2-13-02 (04882PBR9)             22
$1,500,000 Atlantic Richfield 8 3/8% Medium Term Note Series B (MTNB) due 11-15-11 (04882PBS7)             8
$10,000,000 Atlantic Richfield 8 3/8% Medium Term Note Series B (MTNB) due 2-21-12 (04882PCA5)             6
$1,000,000 Atlantic Richfield 8.17% Medium Term Note Series B (MTNB) due 4-1-02 (04882PCP2)                1
$35,750,000 Atlantic Richfield 8.15% Medium Term Note Series B (MTNB) due 4-1-02 (04882PCS6)               1
$15,000,000 Atlantic Richfield 8 3/8% Medium Term Note Series B (MTNB) due 2-13-12 (04882PBQ1)             1
$22,500,000 Atlantic Richfield 8.39% Medium Term Note Series B (MTNB) due 2-13-12 (04882PBP3)              4
$5,000,000 Atlantic Richfield 8.42% Medium Term Note Series B (MTNB) due 2-13-12 (04882PBT5)               2
$250,000 Atlantic Richfield 8.43% Medium Term Note Series B (MTNB) due 2-21-12 (04882PBX6)                 1
$19,000,000 Atlantic Richfield 8.44% Medium Term Note Series B (MTNB) due 2-21-12 (04882PBY4)             18
$10,000,000 Atlantic Richfield 8.45% Medium Term Note Series B (MTNB) due 2-21-12 (04882PCB3)              2
$10,000,000 Atlantic Richfield 8.45% Medium Term Note Series B (MTNB) due 2-22-12 (04882PCC1)              1
$20,000,000 Atlantic Richfield 8.45% Medium Term Note Series B (MTNB) due 2-21-12 (04882PBZ1)              5
$10,000,000 Atlantic Richfield 8.63% Medium Term Note Series B (MTNB) due 2-24-12 (04882PCF4)              1
$11,000,000 Atlantic Richfield 8.62% Medium Term Note Series B (MTNB) due 3-12-12 (04882PCJ6)              1
$1,000,000 Atlantic Richfield 8.61% Medium Term Note Series B (MTNB) due 3-19-12 (04882PCM9)               2
$7,000,000 Atlantic Richfield 8.6% Medium Term Note Series B (MTNB) due 5-15-12 (04882PCL1)                2
$7,500,000 Atlantic Richfield 8.6% Medium Term Note Series B (MTNB) due 3-12-12 (04882PCK3)                2
$22,000,000 Atlantic Richfield 8.55% Medium Term Note Series B (MTNB) due 3-1-12 (04882PCH0)              15
$500,000 Atlantic Richfield 8.53% Medium Term Note Series B (MTNB) due 2-27-12 (04882PCG2)                 1
$1,700,000 Atlantic Richfield 8.53% Medium Term Note Series B (MTNB) due 2-21-12 (04882PCE7)               1
$75,000,000 Union Texas Petroleum 8 1/2% Debentures due 4-15-07 (908640AF2)                               11
$125,000,000 Union Texas Petroleum 8 3/8% Debentures due 3-15-05 (908640AE5)                              30
$150,000,000 Union Texas Petroleum 7% Debentures due 4-15-08 (908640AH8)                                  18
$6,000,000 Union Texas Petroleum 6.52% Medium Term Note Series A (MTNA) due 12-5-02 (90864PAH3)            1
$17,000,000 Union Texas Petroleum 6.51% Medium Term Note Series A (MTNA) due 12-5-02 (90864PAD2)           1
$30,000,000 Union Texas Petroleum 6.7% Medium Term Note Series A (MTNA) due 11-18-02 (90864PAA8)           8
$5,000,000 Union Texas Petroleum 6.8% Medium Term Note Series A (MTNA) due 12-5-07 (90864PAF7)             1
$20,000,000 Union Texas Petroleum 6.81% Medium Term Note Series A (MTNA) due 12-5-07 (90864PAE0)           4
$6,000,000 Union Texas Petroleum 6.63% Medium Term Note Series A (MTNA) due 12-2-02 (90864PAB6)            2
$10,000,000 Union Texas Petroleum 6.6% Medium Term Note Series A (MTNA) due 12-4-02 (90864PAC4)            5
$6,000,000 Union Texas Petroleum 6.51% Medium Term Note Series A (MTNA) due 12-5-02 (90864PAG5)            1
